November 21, 2005


Fax (972) 9-765-1977
Room 4561


Ilan Erez
Chief Financial Officer
Silicom Ltd.
8 Hanagar Street
Kfar Sava 44000, Israel

      RE: 	Silicom Ltd.
 		Form 20-F for Fiscal Year Ended December 31, 2004
		File No. 000-23288

Dear Mr. Erez:

      We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in our comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Controls & Procedures, page 62

1. We note your response to prior comment no. 1 where you indicate you believe the disclosure in Item 15, "based on our evaluation, which was completed within 90 days of the filing date of this annual report," was correct and in compliance with Section F of the SEC`s Release No. 33-8238. Section F.3 of the Release states "We are adopting as proposed the change of the evaluation date for disclosure controls to `as of the end of the period` covered by the quarterly or annual report." While we note that your CEO and CFO have concluded that your disclosure controls and procedures were effective as of the end of the period covered by your report, you disclosures continue to indicate that their evaluation was completed within 90 days of the filing date of the annual report and not as of the end of the period covered by the report as required by Release No. 33-8238. Tell us how management`s assessment complied with the requirements of the Release or revise accordingly.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact David Edgar, Staff Accountant, at (202)-551-
3459
or the undersigned at (202) 551-3730 if you have any questions regarding comments on the financial statements and related matters.

						Sincerely,


						Kathleen Collins
						Accounting Branch Chief


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Ilan Erez
Silicom Ltd.
November 21, 2005
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